SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Fact Corporate Reorganization of Controlled Companies

São Paulo, June 30, 2017 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, in compliance with the provisions in §4 of article 157 of Law no. 6404, dated December 15, 1976, as amended, and in CVM Instruction no. 358/2002, and in continuance with the Material Fact dated June 6, 2017, hereby informs that, as described in a Smiles S.A. (“Smiles”) Material Fact as of this date, the merger of Smiles into Webjet Participações S.A. (individually referred to as “Webjet”, and jointly with Smiles, the “Companies”) (“Merger”) was approved at a Smiles Special Shareholders´ Meeting, under the terms of the Protocol and Justification of Merger entered into between the Companies on June 6, 2017. Notwithstanding the foregoing, the effectiveness of the Merger is subject to approval by Webjet´s General Meeting, to be held on July 1, 2017, at 9:00 a.m., at its head-office, with GOL Linhas Aéreas S.A., the sole shareholder of Webjet, having undertaken to approve the Merger, once it has been approved by Smiles´ shareholders.

Additional information concerning the Merger was made available by Smiles on the periodic information system of the Brazilian Securities and Exchange Commission and is available to the shareholders at the webpages of CVM (www.cvm.gov.br), of BM&FBOVESPA (www.bvmf.com.br) and of Smiles (http://ri.smiles.com.br).

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

+55(11) 2128-4700

About GLAI - GOL Linhas Aéreas Inteligentes S.A.

The largest transport and air travel services group in Brazil, with three main branches of activity: passenger transportation, cargo transportation and alliance loyalty programs. GOL is the largest air carrier in Brazil, transporting 33 million passengers in more than 700 daily flights to 63 destinations in Brazil and 11 international destinations in South American and in the Caribbean with a fleet of more than 120 Boeing 737 aircraft, and additional orders placed for other 120 Boeing 737 aircraft. GOLLOG is the leading cargo transportation and logistics division that services more than 2,200 Brazilian municipalities and, through its partners, 195 international destinations in 95 countries. SMILES  is one of the largest alliance loyalty programs in Latin America, with more than 12 million recorded participants, allowing customers to accumulate miles and redeem air tickets to more than 700 locations around the world. GOL has a labor count of more than 15,000 highly qualified aviation professionals who deliver the most punctual performance in Brazil, GOL being the industry leader recording a safety history of 16 years. GOL´s stocks are traded at B3 (GOLL4) and in NYSE (GOL).

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.